SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Toymax International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

892268 10 3

(CUSIP Number)

Murray L. Skala, Esq.
Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP
750 Lexington Avenue
New York, New York 10022
(212) 888-8200

(Name, address and telephone number of person authorized to receive notices and communications)

October 25, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. 892268 10 3	13D	Pages 2 of 6 Pages

1.	NAME OF REPORTING PERSONS JAKKS PACIFIC, INC. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 95-4527222

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,366,236 shares

	8.	SHARED VOTING POWER 0 shares

	9.	SOLE DISPOSITIVE POWER 12,366,236 shares

	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,366,236 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14.	TYPE OF REPORTING PERSON CO and HC

CUSIP No. 892268 10 3	13D	Pages 3 of 6 Pages

     The following Items are being amended:

     Items 1, 4 and 5

Item 1. Security and Issuer.

     The Schedule 13D filed on March 20, 2002 (the “Initial Statement”) by JAKKS Pacific, Inc. (the “Reporting Person”) relating to the common stock, par value $.01 per share, of Toymax International, Inc., a Delaware corporation (“Toymax”) is hereby amended by this Amendment No. 1 to the Schedule 13D. The address of Toymax’s principal executive offices is c/o JAKKS Pacific, Inc., 22619 Pacific Coast Highway, Malibu, California 90265.

CUSIP No. 892268 10 3	13D	Pages 4 of 6 Pages

Item 4. Purpose of Transaction.

     The following is added to Item 4.

     On October 25, 2002, at a special meeting of Toymax's stockholders (the “The Special Meeting”), JAKKS acquisition and merger of Toymax was approved by Toymax's stockholders. Upon the conclusion of the Special Meeting, JAKKS filed a certificate of merger with the Secretary of State of the State of Delaware. In addition, JAKKS filed a Form 15 with the Securities and Exchange Commission and Toymax's shares of common stock were delisted from trading on the Nasdaq National Market.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Initial Statement is amended and restated as follows:

     (a) On the date hereof, JAKKS owns beneficially and of record 12,366,236 shares of Toymax common stock, representing 100% of the outstanding shares of Toymax common stock. None of the directors or executive officers of JAKKS identified in Item 2 own of record any shares of Toymax common stock and they disclaim beneficial ownership of any shares of Toymax common stock.

CUSIP No. 892268 10 3	13D	Pages 5 of 6 Pages

     (b)  JAKKS has sole power to vote (or to direct the vote) and to dispose (or to direct the disposition) of all the shares of Toymax common stock owned by it.

     (c)  On the First Closing Date, JAKKS purchased 8,100,065 shares of Toymax common stock from the Principal Stockholders (identified in Item 6 below). The purchase price per share of Toymax common stock consisted of $3.00 in cash and 0.0798 share of JAKKS common stock. At the Special Meeting, JAKKS acquired an additional 4,133,417 shares of Toymax common stock from Toymax's public stockholders. The purchase price per share of Toymax common stock consisted of $3.00 in cash and 0.1258 share of JAKKS common stock.

     (d)  No person, other than JAKKS, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Toymax common stock beneficially owned by JAKKS.

     (e)  Not applicable.

CUSIP No. 892268 10 3	13D	Pages 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2002

JAKKS PACIFIC, INC.

By:	/s/ JOEL M. BENNETT
Name: Joel M. Bennett Title: Executive Vice President